53rd at Third 885 Third Avenue New York, New York 10022-4834 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
January 11, 2021	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	San Diego
	Frankfurt	San Francisco
	Hamburg	Seoul
	Hong Kong	Shanghai
	Houston	Silicon Valley
	London	Singapore
VIA EDGAR AND FEDEX DELIVERY	Los Angeles	Tokyo
	Madrid	Washington, D.C.
Milan

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Tonya K. Aldave
John Dana Brown
Re:	Mulberry Health Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 17, 2020
CIK No. 0001568651

Ladies and Gentlemen:

On behalf of Oscar Health, Inc., formerly known as Mulberry Health Inc. (the “Company”), we are hereby confidentially submitting an Amendment to the Draft Registration Statement on Form S-1 (“Submission No. 3”). The Company previously submitted an Amendment No. 1 to the Draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (“Commission”) on December 17, 2020 (“Submission No. 2”). Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to Submission No. 2 received on December 30, 2020 from the staff of the Commission (the “Staff”). For your convenience, we are providing by overnight delivery a courtesy package that includes five copies of Submission No. 3, which have been marked to show changes from Submission No. 2, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

January 11, 2021

Amendment No. 1 to Draft Registration Statement on Form S-1

Hi, We’re Oscar, page 1

1.

We note your response to our prior comment 1 and reissue in part. Please disclose the basis for your statement that you are “the third largest for-profit national insurer in the Individual market in the United States based on membership.”

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 62 and 91.

Summary Consolidated Financial and Other Data

Key Operating and Non-GAAP Financial Metrics, page 11

2.

We note that you present Adjusted InsuranceCo EBITDA. Please revise your disclosure to reconcile to the most directly comparable GAAP measure, consistent with Consolidated Adjusted EBITDA. Refer to Item 10(c)(1)(i)(B) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and, upon further consideration, has revised the disclosure on pages 15 and 71 to remove Adjusted InsuranceCo EBITDA.

3.

You disclose that Adjusted EBITDA helps you measure your core operating performance over time by removing items that are not related to day-to-day operations. You also state that Adjusted InsuranceCo EBITDA represents your revenue and expenses for your core products. Considering that you only have one operating segment, please revise your disclosures to more distinctly address how you define “core” operating performance as measured by Adjusted EBITDA versus Adjusted InsuranceCo EBITDA revenue and expenses from your “core” products.

Response: The Company respectfully acknowledges the Staff’s comment and, as noted in its response to Comment 2, has revised the disclosure on pages 15 and 71 to remove Adjusted InsuranceCo EBITDA. Accordingly, the Company believes that additional disclosure is no longer necessary.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Members by State, page 65

4.

We note your response prior comment 8. Considering you signed up 14,000 members in New York eight years ago which you highlight in your Letter from Co-Founders, please enhance your discussion on page 66 to discuss the factors that can impact member retention to address the decrease in membership in New Jersey, New York, and Ohio from 2019 to 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 64.

January 11, 2021

Note 8: Benefits Payable, page F-21

5.	We note your response to prior comment 21. Please address the following:

•

As previously requested, Revise your accounting and related disclosures to include CAE with your claims incurred, net on the face of your statement of operations as required by Rule 7-04.5 of Regulation S-X.

•	Revise your accounting and related disclosures to include your liability for CAE with your benefits payable on your balance sheet as required by Rule 7-03(a)13(a) of Regulation S-X.

•

To the extent that you believe the guidance referenced in the preceding bullets is not required, tell us why in your response and reference for us the authoritative literature you rely upon to support your accounting.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes that the accounting treatment and disclosure required pursuant to Rule 7-04.5 and Rule 7-03(a)13(a) of Regulation S-X is not applicable to the Company. As discussed throughout the Registration Statement, the Company is a managed-care health insurance provider. The Company therefore believes that pursuant to Rules 5-01 and 7-01 of Article S-X, Article 5 rather than Article 7 is applicable to the Company’s financial statements. The nature of the claims for a managed-care health insurance company, as compared to non-health insurance companies, is short-term (approximately 85% of claims are paid by the Company within one year) and supports the Company’s classified balance sheet presentation. As detailed below, the Company believes the precedent demonstrate that Article 7 is intended to apply to more traditional insurance products provided by companies providing property & casualty insurance and life insurance. Rule 5-01 clearly states that it is applicable to the financial statements of all persons unless one of the subsections applies. Notwithstanding the nomenclature of Rule 5-01(c) and Rule 7-01 of Regulation S-X, the Company does not believe managed-care health insurance providers are intended to comply with Article 7 as the full requirements of Article 7 cannot logically be applied to the Company’s business and financial statements. Additionally, the Company respectfully advises the Staff that the Company’s position to apply Article 5 of Regulation S-X is consistent with the majority of financial statements of its public company health insurance peers, which apply Article 5 of Regulation S-X as supplemented by the insurance-specific disclosures of the type disclosed on page F-23.

Because the Company is a managed-care health insurance company, its process for managing claims is markedly distinguishable from non-health insurance companies that independently review claims and incur settlement expenses in connection with, and allocate settlement expenses to, such reviews. The Company, as is the case with all health insurance providers, does not and cannot practically individually review each claim in order to determine whether to settle the claim and as such, does not incur “benefits, claims, losses and settlement expenses” as contemplated by Rule 7-04.5 of Regulation S-X. Given the high volume of claims, such an approach would be practically and economically infeasible and create massive delays for the Company’s members. For example, no health insurance provider launches an independent review with respect to each claim for a broken arm. By contrast, casualty insurers investigate and allocate investigation expenses for each covered fire.

As with all managed care health insurance providers, the Company’s CAE are general, unallocated costs related to providing services to our overall membership in navigating the health care system. Such costs cannot be associated with a specific claim or loss expense. For example, CAE includes compensation and benefits paid to a team of nurses who are primarily responsible for case management and providing services to assist members in navigating the health care system (such as discharge planning compliance) that cannot be associated with a specific claim. The Company believes these general unallocated overhead expenses should not be defined as “benefits, claims, losses and settlement expenses” per Rule 7-04.5 of Regulation S-X since CAE is not allocated to claims incurred, net and are not losses, nor are they pure settlement expenses. The Company believes the unallocated claims adjustment expenses are more appropriate to

January 11, 2021

include in the line item for other insurance costs, but because there is diversity in practice with respect to treatment of claims adjustment expenses, has provided a description of these expenses and included them as a separate column in the rollforward table on page F-23. The treatment of claims adjustment expenses is consistent with the Company’s quota share arrangements, which exclude these costs as covered claims but provide recovery through the ceding commission, which is a component of other insurance costs.

Similarly, with respect to the Staff’s comment regarding disclosure required by Rule 7-03(a)13(a) of Regulation S-X, the Company respectfully advises the Staff that the Company’s CAE liability is not included in benefits payable on the Company’s balance sheet as the Company does not believe the liability fully relates to “future policy benefits and losses, claims and loss expenses” per Rule 7-03(a)13(a)(1) of Regulation S-X. As discussed above, these costs are related to providing services to members in navigating the health care system that cannot be associated with a specific claim or loss expense. The Company has de minimis ($3 million for the year ended December 31, 2019) CAE, but in the interest of transparency and because of diversity in industry practice, the Company has separately disclosed such CAE in the rollforward table on page F-23. As such, and consistent with the nature of the underlying accrued expenses, the liability related to the Company’s CAE is included in accounts payable and accrued liabilities on the Company’s balance sheet. The Company has updated its disclosure on page F-23 to clarify that CAE is not included in benefits payable.

6.

We note your response to prior comment 22 and that $516.1 million of reinsurance recoverables were collected in the first quarter of 2020 and that such amounts related to quarters three and four of 2019. We also note on page F-18, that you disclose reinsurance losses ceded for the entire year ended December 31, 2019 were $516.1 million. Please explain this discrepancy and revise your disclosures accordingly.

Response: The Company respectfully acknowledges the Staff’s comment. As detailed below, the amount disclosed on page F-18 for private reinsurance losses ceded is coincidentally rounded to the same balance for reinsurance recoverable on the Company’s consolidated balance sheet. Private reinsurance losses ceded for the year ended December 31, 2019 were $516.1 million as shown on page F-18. Of this amount, $67.4 million was collected in 2019, leaving a balance of $448.7 million in reinsurance recoverables. Claims activity generally increases as the calendar year progresses. The balance in reinsurance recoverables, along with $49.7 million of ceding commissions collectible and $17.7 million of experience refund collectible, is included in the

January 11, 2021

financial statement line item reinsurance recoverable on our balance sheet for a total of $516.1 million. Please see the table below:

As of December 31, 2019
Private reinsurance losses ceded	$516,144
Collections	(67,378)

Reinsurance recoverable	448,766

Commissions collectible	49,611
Experience refund collectible	17,686

Total reinsurance recoverable	$516,063

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1761 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Keith L. Halverstam

Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	(via email)

Mario Schlosser, Chief Executive Officer, Oscar Health, Inc.

Siddhartha Sankaran, Chief Financial Officer, Oscar Health, Inc.

Bruce L. Gottlieb, Esq., Special Counsel, Oscar Health, Inc.

Harold Greenberg, Esq., General Counsel, Oscar Health, Inc.

Peter N. Handrinos, Esq., Latham & Watkins LLP

Joseph C. Theis, Jr., Esq., Goodwin Procter LLP

Paul R. Rosie, Esq., Goodwin Procter LLP